CNX Gas Corporation
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

phone:	724/485-4550
Fax:	724/485-4930
Web:	www.consolenergy.com

WILLIAM J. LYONS
Executive Vice President and Chief Financial Officer

April 14, 2009

BY EDGAR SUBMISSION

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CNX Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 17, 2009

Schedule 14A Filed March 23, 2009

File No. 1-32723

Dear Mr. Schwall:

Enclosed please find our responses to the comments set forth in the letter dated March 31, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the CNX Gas Corporation Form 10-K for Fiscal Year Ended December 31, 2008 filed February 17, 2009 (the “Form 10-K”) and the Schedule 14A filed March 23, 2009 (the “Proxy Statement”). References to the “Company”, “we”, “us” or “our” in this letter refer to CNX Gas Corporation. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses are in regular type.

Securities and Exchange Commission

April 14, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Off-Balance Sheet Transactions, page 57

1.	We note your statement [emphasis added] that “We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are likely to have a material current or future effect on our condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources “which are not disclosed in the notes to the consolidated financial statements.” Please discuss and explain here any such arrangements that are likely to have a material current or future effect, or state that there are no such arrangements, rather than including only the general reference to the Notes to the Consolidated Financial Statements. If you retain a reference to the Notes, make clear precisely where in the Notes you discuss the arrangements.

Response:

In future filings, we propose adding the additional language as indicated by the underscored language below.

CNX Gas does not maintain off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on CNX Gas’ condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources which are not disclosed in the Notes to the Consolidated Financial Statements. CNX Gas uses a combination of surety bonds, corporate guarantees and letters of credit to secure our financial obligations for employee-related, environmental, deliveries and various other items which are not reflected on the balance sheet at December 31, 2008. Management believes these items will expire without being funded. See Note19-Commitments and Contingent Liabilities for additional details of the various financial guarantees that have been issued by CNX Gas.

Exhibits 31.1 and 31.2

2.	We note that you have, in multiple instances, replaced the word “report” with the words “annual report.” In future filings, please revise so that the language conforms more exactly with the requirements of Item 601(b)(31) of Regulation S-K.

Response:

In future filings, we will revise as suggested.

Compensation Discussion and Analysis

Design of the Short-Term Incentive Compensation Programs for 2008 and 2009, page 28

3.	It is unclear how you determined that Mr. DeIuliis obtained an individual performance factor of 190%, as you disclose at page 43. Please revise to make this clear to the reader. If disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

April 14, 2009

Response:

Pages 28-29 of the Proxy Statement sets forth a detailed explanation of the design of the Company’s 2008 Short-Term Incentive Compensation Plan (“2008 STIC”) which has two components – a company performance component and an individual performance component. The company performance component is entirely objective and is based on the performance of the company as measured against pre-defined objective performance measures. The individual component of the Plan, which accounts for only 25% of the total incentive opportunity under the Plan, is by contrast more subjective and qualitative.

As disclosed on Page 29, the primary components of Mr. DeIuliis’ individual performance factor (and the weights to be given to each component) were as follows: corporate culture including “tone at the top” (10%), financial reporting (10%), engineering including acquiring additional talent, creating greater transparency and generating better data (10%), and operating and financial performance including safety, production, capital expenditure and unit cost goals, developing exploration program and managing reserve growth (70%). These components were intended to require a subjective and qualitative assessment. The first three are wholly subjective and qualitative and the last one - operating and financial performance including safety, production, capital expenditure and unit cost goals, developing exploration program and managing reserve growth - was also intended to be qualitative, as shown by the description of this goal as including “developing the exploration program and managing reserve growth,” which is a qualitative goal. In the SEC’s Compliance & Disclosure Interpretations (“CD&Is”), dated July 3, 2008, relating to Regulation S-K, the SEC stated in Question 118.04 that a company is not required to provide “quantitative targets for what are inherently subjective or qualitative assessments—for example, how effective the CEO demonstrated leadership.” We interpret the CD&I as not requiring us to provide quantitative targets for the qualitative goals.

Page 29 makes it clear that the Compensation Committee assessed his individual performance (in consultation with the Board) in light of these individual performance goals and then cross references the description of the payouts on page 42. Pages 42-43 of the Proxy Statement discuss the actual pay-outs under the 2008 STIC and explains the components of the 2008 STIC, including the determination by the Board that Mr. DeIuliis’ individual performance factor percentage was 190% for 2008. Thus, Mr. DeIuliis’ individual performance factor was determined by the Board in its judgment based on its view of his individual performance.

4.	With regard to your other named executive officers’ “individual performance factors,” you mention “two performance criteria: operations support and position specific goals,” without specifying what they are. Please revise to disclose all qualitative and quantitative performance targets or goals.

Response:

Similar to the CEO, the individual performance factors of the named executive officers other than the CEO are subjective and qualitative. As disclosed on page 29 of the Proxy Statement, they are based on the support provided by those executive officers to operations and on the goals discussed with the CEO. As disclosed, the CEO annually evaluates the individual performance of the named executive officers, and based on this qualitative evaluation makes a recommendation of the individual performance factor to the Compensation Committee. The Board (acting through the Compensation Committee) reviews and approves those recommendations, as disclosed on page 43. As stated above, we interpret the CD&I as not requiring us to provide quantitative targets for the qualitative goals so no further disclosure is required.

Securities and Exchange Commission

April 14, 2009

5.	With regard to the “individual performance factor” for each named executive officer, we note that you have omitted disclosure about each officer’s performance relative to the specific goals and objectives, providing at page 43 only aggregate percentages with regard to the “individual performance factor.” Please disclose each officer’s performance relative to each qualitative and quantitative performance goal or objective. Please see the two preceding comments.

Response:

As stated with respect to Mr. DeIuliis in 3 above, page 29 of the Proxy Statement provides disclosure regarding the primary individual performance factors applicable to the named executive officers which are qualitative in nature. Other than for Mr. DeIuliis, the weights of the individual goals of the other named executive officers are determined in the subjective judgment of Mr. DeIuliis based on his evaluation of their performance in the areas of operations support and in their position. Further, CD&I Question 118.04 suggests that the largely qualitative goals of the named executive officers are not required to be quantified by us because of their inherent subjective nature.

Compensation of Current Executive Officers for 2009 and in the Future, page 38

6.	We note your statement that “CNX Gas will … pay CONSOL Energy an annual fee for various services based on an estimate of the amount of time required by CONSOL Energy to provide those services to CNX Gas. At this time, no amount is specifically identified for the management services that the executive officers of CONSOL Energy provide to CNX Gas as executive officers of CNX Gas.” Please disclose this information in future filings as and when it becomes available.

Response:

To the extent CONSOL Energy specifically identifies an amount paid by us to CONSOL Energy for management services provided by CONSOL Energy executives, we will disclose in future filings such amounts paid to CONSOL Energy.

Potential Payments Upon Termination or Change-in-Control, page 48

7.	From the footnotes to the tables in this section, it appears that the tables exclude certain amounts payable in various scenarios. For example, in footnote (1) you indicate that in the event of a termination following a change of control, there would be amounts payable that are not included in the table. And in footnote (8) you list amounts of executive severance pay that are not included in the table. Please revise the tables so that they present a more complete picture of the amounts payable.

Response:

Item 402(j) of Regulation S-K does not require the information identified by the Item to be presented in a tabular format. Since the SEC did not prescribe the form of this disclosure in Item 402(j) of Regulation S-K, companies have used a variety of approaches to disclose this information including using narrative disclosure alone, tables or a combination of both. We chose to use a combination approach

Securities and Exchange Commission

April 14, 2009

which set forth information both in each named executive officer’s table as well as, where we deemed appropriate, in the footnotes to the tables and in the narrative section which follows the tables. The amounts you referenced in footnotes (1) and (8) have been disclosed in accordance with the discretion, in terms of format of disclosure, afforded to companies pursuant to Item 402(j) of Regulation S-K. Apart from this, with respect to footnote (1), using the assumption that the change in control occurred on December 31, 2008 in compliance with instruction 2 to item 402(j) of Regulation S-K, the executive essentially would have already earned the entire current year’s award and we thus believed that the better presentation was not to include the current year STIC in the table but rather describe it in the footnote. With respect to footnote (8), whether or not to treat a termination not for cause as a reduction in force is solely at the discretion of the Company and we thus believed that the better presentation was not to include it in the table but set if forth in the footnote.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 724-485-4550. My fax number is 724.485.4834.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President & Chief Financial Officer - CONSOL and CNX Gas

cc. T. Levenberg

      N. Gholson

      P. Jerome Richey

      Stephen W. Johnson

      Lorraine L. Ritter

      Michael D. McLean

      Stephanie L. Gill